January 15, 2020

Daniel R. Sheehan
Chief Executive Officer
Professional Holding Corp.
5100 PGA Boulevard, Suite 101
Palm Beach Gardens, FL 34418

       Re: Professional Holding Corp.
           Draft Registration Statement on Form S-4
           Submitted December 23, 2019
           CIK No. 0001630856

Dear Mr. Sheehan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Questions and Answers About the Merger and the Special Meetings
Q: Will the value of the merger consideration change between the date of this document and the time the merger is completed?, page 2

1. Please revise the answer to clarify that currently there is no public market for Professional
       Class A common stock. In addition, please clarify in the answer how
Marquis
       shareholders can obtain current sale prices for Professional Class A common stock.
       Finally, please disclose in the answer that at the time of the Marquis special meeting,
       Marquis shareholders will not know the market value of the consideration to be received at the effective time of the merger.
 Daniel R. Sheehan
Professional Holding Corp.
January 15, 2020
Page 2

       You may contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameDaniel R. Sheehan                      Sincerely,
Comapany NameProfessional Holding Corp.
                                                         Division of
Corporation Finance
January 15, 2020 Page 2                                  Office of Finance
FirstName LastName